Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-167807

July 21, 2010

iShares

Announcing the NEW iShares.com

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Home > COMEX Gold Trust Overview


iAU

Announcing IAU: The Newly Refined Gold ETF from iShares

The iShares® COMEX® Gold Trust has been refined to offer a cost-efficient way to invest in gold.

Product Details

IAU iShares COMEX Gold Trust | IAU Fact Sheet | Gold Bar List

Accessible
IAU from iShares makes the physical gold market more accessible to all investors.

Exchange Traded Liquidity
IAU from iShares gives you access to gold and lets you trade your investment throughout the day.

Cost Efficient
The sponsor's fee for IAU is 25 bps and you also eliminate the need for, and expense of, transporting, storing and securing physical gold.

For more information, visit the IAU product page or call **1-800-iShares** (1-800-474-2737).

Vault Inspection

You can view and download the vault inspection certificates for the iShares COMEX Gold Trust.

View the Certificates

Resources

- Investing In Gold
- Frequently Asked Questions
- Press Release
- Prospectus

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iShares COMEX Gold Trust ("Trust") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

Investing involves risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are created to reflect the price of the gold held by the Trust, the market price of the shares will be as unpredictable as the price of gold has historically been. Additionally, shares of the Trust are bought and sold at market price (not NAV). Brokerage commissions will reduce returns.

Shares of the Trust are created to reflect, at any given time, the market price of gold owned by the trust at that time less the trust's expenses and liabilities. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. **For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.**

Following an investment in shares of the Trust, several factors may have the effect of causing a decline in the prices of gold and a corresponding decline in the price of the shares. Among them: (i) Large sales by the official sector. A significant portion of the aggregate world gold holdings is owned by governments, central banks and related institutions. If one or more of these institutions decides to sell in amounts large enough to cause a decline in world gold prices, the price of the shares will be adversely affected. (ii) A significant increase in gold hedging activity by gold producers. Should there be an increase in the level of hedge activity of gold producing companies, it could cause a decline in world gold prices, adversely affecting the price of the shares. (iii) A significant change in the attitude of speculators and investors towards gold. Should the speculative community take a negative view towards gold, it could cause a decline in world gold prices, negatively impacting the price of the shares.

The amount of gold represented by shares of the Trust will decrease over the life of the trust due to sales necessary to pay the sponsor's fee and trust expenses. Without increase in the price of gold sufficient to compensate for that decrease, the price of the shares will also decline, and investors will lose money on their investment. The Trust will have limited duration. The liquidation of the trust may occur at a time when the disposition of the trust's gold will result in losses to investors.

Although market makers will generally take advantage of differences between the NAV and the trading price of Trust shares through arbitrage opportunities, there is no guarantee that they will do so. There is no guarantee an active trading market will develop for the shares, which may result in losses on your investment at the time of disposition of your shares. The value of the shares of the Trust will be adversely affected if gold owned by the trust is lost or damaged in circumstances in which the trust is not in a position to recover the corresponding loss. The Trust is a passive investment vehicle. This means that the value of your shares may be adversely affected by trust losses that, if the trust had been actively managed, it might have been possible to avoid.

Shares of the iShares COMEX Gold Trust are not deposits or other obligations of or guaranteed by BlackRock, Inc., and its affiliates, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

BlackRock Asset Management International Inc. ("BAMII") is the sponsor of the Trust. BlackRock Fund Distribution Company ("BFDC"), a subsidiary of BAMII, assists in the promotion of the Trust. BAMII is an affiliate of BlackRock, Inc.

Although shares of the iShares® COMEX Gold Trust may be bought or sold on the exchange through any brokerage account, shares of the Trust are not redeemable from the Trust except in large aggregated units called Baskets.

"Commodity Exchange, Inc.," and "COMEX" are trademarks of Commodity Exchange, Inc., and have been licensed for use for certain purposes to BlackRock, Inc., and the iShares® COMEX Gold Trust. The Trust is not sponsored, endorsed, sold or promoted by Commodity Exchange, Inc., nor does Commodity Exchange, Inc., make any representation regarding the advisability of investing in the Trust.

©2010 BlackRock Institutional Trust Company, N.A. All rights reserved. iShares® is a registered trademark of BlackRock Institutional Trust Company, N.A. All other trademarks, servicemarks or registered trademarks are the property of their respective owners.

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